Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258
480-966-2020

February 12, 2013

Mr. Michael Henderson
Staff Accountant
Securities and Exchange Commission
Washington, DC

Re:	Wonder International Education & Investment Group Corporation (“Company”)
Response Letter

Dear Mr. Henderson:

Please be advised that the Company intends to file a response to the Staff’s comment letter dated January 24, 2013 on or before Friday, February 15, 2013.

Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter.

Sincerely,

/s/ Xiang Wei
Mr. Xiang Wei
Chief Executive Officer